EXHIBIT 16.1

December 5, 2012
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:
We have read the statements included under Item 4.01 in the Form 8-K Amendment No. 1 dated November 4, 2012, of BioMatrix Scientific Group, Inc. (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal. We have not reviewed nor audited this Company or issued an audit opinion as such. We cannot confirm or deny that the appointment of Seale and Beers, Certified Public Accountants was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,
/s/ Anton & Chia, LLP
Anton & Chia, LLP
Newport Beach, California
CC: Bio-Matrix Scientific Group, Inc.
4700 Spring Street, St 304
La Mesa, California 91942